# SNAPGOAL COMPARATIVE FINANCIAL STATEMENTS

For the years ended 2019 & 2020

# Al Abbasi Professional Accounting Services
# CPA Professional Office

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

**To the board of directors of SnapGoal Inc.**
**Delaware**

We have reviewed the accompanying balance sheet of SnapGoal Inc. (the company) as of December 31, for the years ended 2019 and 2020, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.
A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America; and this includes the design, implementation, and maintenance of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant Responsibility

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

**March 31, 2021**

**Amjad N. I. Abu Khamis** **Licenced Public Accountant, NH 08224**

Amjad Abu Khamis

AL Abbasi Center

25.03.2021

Private and Confidential
Licenced Public Accountant, NH 08224
Jenin, Palestine
amjad@alabbasicenter.com
+97059020042

**Snapgoal Inc.**

**Balance Sheet Statement**

As of 31 December 2019 & 2020

| | As of December, 31st 2019 | As of December, 31st 2020 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and Bank Balances | 22,760 | 75,380 |
| **Non-Current Assets** | | |
| Software Development - Fanera | 83,000 | 144,500 |
| Accumulated Depreciation - Software | (16,600) | (45,500) |
| Office Equipment | 9,400 | 10,600 |
| Accumulated Depreciation - Non Current Assets | (1,560) | (3,560) |
| **Total Non-Current Assets** | **74,240** | **106,040** |
| **Total Assets** | **97,000** | **181,420** |

## Liabilities & Owners Equity

| | | |
|---|---|---|
| **Non-Current Liabilities** | | |
| Convertible Notes | 50,000 | 150,000 |
| **Equity** | | |
| Owners Contribution | 75,000 | 115,000 |
| Retained Earning | (28,000) | (83,580) |
| **Total Liabilities and Equity Balances** | **97,000** | **181,420** |

**Snapgoal Inc.**

**Income Statement**

For the years ended 2019 & 2020

| | 2019 | 2020 |
|---|---|---|
| **Operating Revenues** | **17,450** | **46,500** |
| **Operating Expense** | **(34,500)** | **(32,200)** |
| Professional Service Fees | 2,500 | 2,500 |
| Dues and Subscriptions | 4,200 | 3,400 |
| Salaries | 25,000 | 23,500 |
| Web Hosting and Domains | 2,800 | 2,800 |
| **Administrative and Selling Expenses** | **(53,190)** | **(69,880)** |
| Rent Expense | 4,800 | 2,400 |
| R&D | 2,500 | 1,800 |
| Telephone Expense | 840 | 380 |
| Travel Expense | 3,200 | 1,400 |
| Non-current assets Depreciation Expense | 17,850 | 30,900 |
| Advertising Expense | 24,000 | 33,000 |
| **Net Income from Operations** | **(70,240)** | **(55,580)** |
| Non-Operating Revenues | 100,000 | - |
| **Net Income** | **29,760** | **(55,580)** |

**Snapgoal Inc.**

**Statement of Changes in Equity**

For the years ended 2019 & 2020

| | Owners Contributions | Retained Earnings | Equity Balance |
|---|---|---|---|
| Beggining Balance as of January 1, 2019 | 75,000 | (57,760) | 17,240 |
| Contributions During 2019 | - | - | - |
| Net Income of 2019 | | 29,760 | **47,000** |
| Contributions During 2020 | 40,000 | - | 87,000 |
| Net Income of 2020 | - | (55,580) | (31,420) |
| **Equity Ending Balance as of December 31, 2020** | | | **31,420** |

## Snapgoal Inc.

## Statement of Cash Flow

For the years ended 2019 & 2020

| | 2019 | 2020 |
|---|---|---|
| **Income from Operating Activities** | (70,240) | (55,580) |
| Adjustments to net cash from operating activities | | |
| (Increase) Depreciation Expense | 17,850 | 30,900 |
| **Net Cash Flow used for Operating Activities** | **(52,390)** | **(24,680)** |
| | | |
| **Cash Flow From Investing Activities** | | |
| Assets Purchased | (89,300) | (62,700) |
| **Net Cash Flow for Investment Activities** | **(89,300)** | **(62,700)** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Owners Contribution | - | 40,000 |
| Grants | 100,000 | - |
| Convertible Notes | 50,000 | 100,000 |
| **Net Cash Flow by Financing Activities** | **150,000** | **140,000** |
| | | |
| **Net Increase (decrease) in cash** | **8,310** | **52,620** |
| Cash at Beggining of Year | 14,450 | 22,760 |
| | | |
| **Cash at End of Year** | **22,760** | **75,380** |

# Snapgoal Inc.

## Notes to the Financial Statements:

As of 31 December 2019 & 2020

### 1. Description of the Business

SnapGoal Inc. was incorporated in Delaware in August 2018. The company provides a platform for sports fans through their mobile application and is doing business as Fanera. The flagship application provides football fans features for sharing photos, videos, and stories; Fanera makes revenues from premium services offered to clubs and providing their fan base with a unique gamification experience with in-app purchases. The application went live in Q3 of 2019, and won the challenge 22 competition hosted by the Supreme Committee for Delivery & Legacy in Qatar, the hosts of the World Cup 2022, and featured as one of the most 20 disruptive sports startups worldwide.

Currently, Fanera is serving more than 120,000 users, and expects to have over 200 Million Users within the next 4 years.

For more information about the business visit Fanera website: www.fanera.co

### 2. Summary of Significant Accounting Policies

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. [e.g. useful life of fixed assets].

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates

2.3. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of Five years for employee-related computers, office equipment and site-related computer hardware and software, and furniture.

2.4. Cost of Revenue

Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, consulting costs, and compensation, employee benefits and stock-based compensation of operations and support personnel associated with the delivery of our products to our customers.

2.5. Sales and Marketing

Sales and marketing expenses consist of compensation, employee benefits and other compensation of sales and marketing employees, as well as commissions, travel, trade show sponsorships and events, conferences, and Internet advertising costs. Costs associated with the Company's advertising and are expensed as incurred and are included in sales and marketing expenses. Advertising expense was $24,000 and $33,000 for the years ended December 31, 2019 and 2020, respectively.

2.6. General and Administrative

General and administrative expenses include compensation, employee benefits, and stock-based compensation for executive management, finance administration and human resources, facility costs (including rent), bad debt costs, professional service fees, and other general overhead costs including depreciation to support our operations

2.7. Convertible notes

The company signed investment agreements with Techween Investment and Development LLC. Establishing an early investment with the company amounted 150,000 USD, which aims to give the company financial support, which allows (Techween) to allot number of shares that equals 17% of the fully diluted capitalization of the company on the issuance date.

2.8. Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants and the amortization of capitalized software costs for the Company's proprietary technology.

2.9. Software Development Costs

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its performance tool that is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred.

Internal use software is amortized on a straight-line basis over its estimated useful life (which is 5 years).

The Company capitalized $93,000 and $61,500 in internal use software during the years ended December 31, 2019 and 2020, respectively.

2.10. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.